**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**SCHEDULE 14C INFORMATION**

**Information Statement
Pursuant to Section 14(c) of the Securities Exchange Act of 1934**

**Check the appropriate box:**

**[ X ]** **Preliminary Information Statement**

**[__]** **Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2)**

**[__]** **Definitive Information Statement**

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ADVANCED WIRELESS SYSTEMS, INC.
**(Name of Registrant as Specified In Its Charter)**

Payment of Filing Fee (Check the appropriate box):

[ X ] No fee required

[__] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

**(1) Title of each class of securities to which transaction applies:**

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**(2) Aggregate number of securities to which transaction applies:**

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**(3) PerPer unitPer unit price orPer unit price or other underlying value of transaction comput ExchangeExchange Act Rule 0-11 (Set forth the Exchange Act Rule 0-11 (Set forth t calculated and state how it was determined):**

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**(4) Proposed maximum aggregate value of transaction:**

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**(5) Total fee paid:**

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[__] Fee paid previously with preliminary materials.

[__] CheckCheck boxCheck box if any part of the fee isCheck box if any part of the fee is offset as provided by identifyidentify the filing for which the offsetting fee was paid previousidentify the filing for which the filing by registration statement number, or the Form or Schedule and the date of its filing.

**(1) Amount Previously Paid: Not Applicable**

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**(2) Form, Schedule or Registration Statement No.: Not Applicable**

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**(3) Filing Party: Not Applicable**

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**(4) Date Filed: Not Applicable**

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# ADVANCED WIRELESS SYSTEMS, INC.

4766 South Holladay Blvd.
Holladay, Utah 84117

## NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

*WE ARE NOT ASKING YOU FOR YOUR VOTE AND*
*YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.*

Purpose of Information

ThisThis Information Statement, which is being mailed on or aboutThis Information Statement, which is b holdersholders of shares of the Common Stock, par value $.001 per share (the "Coholders of shares of the C AdvancedAdvanced Wireless Systems,Advanced Wireless Systems, Inc. (the "Company"), is being furnished in con ofof a special meeting of the sharehof a special meeting of the shareholders fof a special meeting of the Company's common stock and a change of the Company s name.

Because shareholders holding a majorityBecause shareholders holding a majority ofBecause shareholders proxies are not being solicited in this matter.

**Date, time and Place of Meeting.**

AA special meeting of theA special meeting of the shareholders ofA special meeting of the shareholders o 8:308:30 a.m. at the law8:30 a.m. at the law office of8:30 a.m. at the law office of Nathan W. Drage, P.C., which is lo Utah 84117, and the phone number at that address is (801) 273-9300.

**No Dissenter's Rights of Appraisal.**

The Company's shareholders do not have dissenter'sThe Company's shareholders do not have dissenter's any of the matters to be voted on by the shareholders at the special meeting.

Voting Securities and Principal Holders Thereof;
Interest of Certain Person in Matters to be Acted Upon

**1. Share information.**

AsAs of the record date, February 21, 2002, there were approxAs of the record date, February 21, 2002 stockstock that the shareholders will be entitled to vote on. Each outstanding sharestock that the shareholders will entitled to one vote.

TheThe following tabThe following table seThe following table sets forth certain information with re CompanyCompany to own beneficially more than fiveCompany to own beneficially more than five percent (C ofof the record date, and personsof the record date, and persons who have served and/or are stillof the record date, a sincesince the beginning of the last fiscal year, andsince the beginning of the last fiscal year, and the directors ands

| Title of Class | Name and Address of Beneficial Owner | Position with Company | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|---|
| Common | Paul Beatty | Pres./Dir. | 20,00,000 | 51.85 |
| Management as a group (three) | | | 20,000,000 | 51.85 |

**2. Changes in Control.**

TheThe Company has entereThe Company has entered into anThe Company has entered into an TransdatTransdatanetTransdatanet Corporation by the Company s subsidiary TDNC Nevada, Inc. As a result transaction,transaction, Transtransaction, Transdatanet wtransaction, Transdatanet will become a wholly-owne acquisition the Companyacquisition the Company willacquisition the Company will effect up to a 200 to 1 rever afterafter the stock split, Transdatanet will be issued seventeen million two hundred thousandafter the stock split, thethe Company s common stock and they will becomethe Company s common stock and they will become the c Following closingFollowing closing of the acquisition, and a restructuring of the Company sFollowing closing o itselfitself of nitself of non-revenue itself of non-revenue producing assets and the issuance of approximate throughthrough debt conversions, through debt conversions, the Cthrough debt conversions, the Company w outstanding.outstanding. In connection withoutstanding. In connection with the transaction, the Company will ch International, Inc. and obtain a new trading symbol.

WithWith 10 yearsWith 10 years of operating history, TransDataNet addresses the growingWith 10 years o ofof all sizes to mobilize their business applications. It is one of the nation s leading suppliers of mobilemobile mobile technologymobile technology mobile technology softwaremobile technology software mobile heatingheating oil) sectors. TransDataNet s primaryheating oil) sectors. TransDataNet s primary product, MoblCo hardwarehardware that is combined inhardware that is combined in one fully integrated system designed to autom forfor these industries. TransDataNet sfor these industries. TransDataNet s approach has resulted in afor these in technologytechnology that automates and computerizes the preparation of all driver-gentechnology that a paperwork.

## Matters to be Voted On

**1.1. Reverse Split.** During the During the second week of February the Company's stock is was quoted atat about $.25 withat about $.25 with little or no volume. Based upon current market conditions andat about $.25 requirements,requirements, and brokeragerequirements, and brokerage firm interest inrequirements, and brokerage itit is in the Company sit is in the Company s best interest to reorganize its capital structureit is in the Company aa reverse split. The Board is seeking authority form the shareholders to effectuate aa reverse split. The Board is se split.

FractionalFractional shares will be roundedFractional shares will be rounded up to the nearest full share. F are sent in for transfer they will be replaced with new certificates reflecting the reverse split.

**2. Change in the Name of the Company.**

TheThe shareholders will vote to give theThe shareholders will vote to give the Board of Directors authority CompanyCompany to Transdatanet InteCompany to Transdatanet InternaCompany to Transdatanet Internationa a later date.

**Vote Required for Approval**

ApprovalApproval of the proposed above actionApproval of the proposed above action requiresApproval o asas of the Record Date. Because shareholders holding a majority of thas of the Record Date. Because shareh proposed actions, proxies are not being solicited in this matter.

By Order of the Directors

/s/ Paul Beatty___________

Dated February __, 2002

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.